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TABLE OF CONTENTS

As filed with the Securities and Exchange Commission on December 4, 2006

Registration No. 333-137958

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3/A

Amendment No. 1
REGISTRATION STATEMENT
Under
THE SECURITIES ACT OF 1933

DG FastChannel, Inc.
(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	94-3140772 (I.R.S. Employer Identification No.)
750 West John Carpenter Freeway, Suite 700 Irving, Texas 75039 (972) 581-2000 (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott K. Ginsburg
Chairman of the Board and Chief Executive Officer
750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
David R. Earhart Gardere Wynne Sewell LLP 1601 Elm Street, Suite 3000 Dallas, Texas 75201 (214) 999-4645

Approximate date of commencement of proposed sale to the public: From time to time, after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered in connection with dividend or interest reinvestment plans, check the following box.    ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.    ☐

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Primary Offering:

Common Stock, $.001 par value per share	3,000,000	$11.41	$34,230,000	$3,662.61

Secondary Offering:

Common Stock, $.001 par value per share	659,177	$11.41	$7,521,210	$804.77

Total	3,659,177		$41,751,210	$4,467.38	(2)

(1)
Estimated solely for the purpose of calculating the registration fee on the basis of the average of the high and low price paid per share of Common Stock, as reported on the Nasdaq Stock Market, Inc. on November 29, 2006, in accordance with Rule 457(c) promulgated under the Securities Act of 1933, as amended.

(2)
$2,930.46 previously paid.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED DECEMBER 4, 2006

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS

DG FastChannel, Inc.

750 West John Carpenter Freeway, Suite 700
Irving, Texas 75039
(972) 581-2000

3,659,177 Shares of Common Stock

        We may sell from time to time up to 3,000,000 shares of common stock offered by this prospectus. We will describe the specific terms and amounts of the common stock offered in a prospectus supplement that will accompany this prospectus. You should read both the prospectus supplement and this prospectus carefully before you invest in our common stock.

        The selling stockholders are offering to register for sale from time to time up to 659,177 shares of our common stock under this prospectus. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." On December 1, 2006 the closing price for the common stock as reported on Nasdaq was $11.61 per share.

        Investing in our securities involves risks that are described in the section entitled "Risk Factors" beginning on page 5 of this prospectus.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is December    , 2006

ABOUT THIS PROSPECTUS

        This prospectus is part of a registration statement that we filed with the SEC using a shelf registration process. Under the shelf registration process, we may offer from time to time shares of common stock. This prospectus provides you with a general description of the securities we may offer. Each time we offer securities, in addition to this prospectus we will provide you with a prospectus supplement that will contain specific information about the securities being offered. The prospectus supplement may also add, update or change information contained in this prospectus. You should read this prospectus and any prospectus supplement as well as additional information described under "Where You Can Find More Information" and "Documents Incorporated by Reference."

        You should rely only on the information contained or incorporated by reference in this prospectus and any prospectus supplement. We have not authorized anyone to provide you with different information. We are not making an offer to sell these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus or any prospectus supplement is accurate as of any date other than the date on the front cover of those documents.

        Unless the context otherwise requires, the terms "we," "our," "us," and "the Company" refer to DG FastChannel, Inc., a Delaware corporation.

PROSPECTUS SUMMARY

        This section contains a general summary of the information contained in this prospectus. It may not include all of the information that is important to you. You should read the entire prospectus, any accompanying prospectus supplement and the documents incorporated by reference before making an investment decision.

The Company

        We are a leading provider of digital technology services that enable the electronic delivery of advertising from advertising agencies to traditional broadcasters and other media outlets. We operate a nationwide digital network out of our Network Operation Center, or NOC, located in Irving, Texas, which links more than 5,000 advertisers and advertising agencies with more than 21,000 radio, television, cable, network and print publishing destinations electronically throughout the United States and Canada. Through our NOC, we deliver video, audio, image and data content that comprise transactions among advertisers and various media outlets, including those in the broadcast industries.

        For the year ended December 31, 2005, we provided delivery services for 18 of the top 25 advertisers, as ranked by Ad Age. The majority of our revenue is derived from multiple services relating to electronic delivery of video and audio advertising content. Our primary source is the delivery of television and radio advertisements, or spots, which is typically performed digitally but sometimes physically. We offer a digital alternative to dub-and-ship delivery of spot advertising. We generally bill our services on a per transaction basis.

        Our services include online creative research, media production and duplication, distribution, management of existing advertisements and broadcast verification. This suite of innovative services addresses the needs of our customers at multiple stages along the value chain of advertisement creation and delivery in a cost-effective manner and helps simplify the overall process of content delivery.

        On May 30, 2006, our common stock was split in a 1-for-10 reverse stock split. The following selected financial data is derived from our audited financial statements and the share and per share data has been adjusted to give retroactive effect for the reverse stock split:

(in thousands, except per share amounts)

	For the years ended December 31,
	2005	2004	2003	2002	2001
Net income (loss)	$(1,090)	$3,204	$4,199	$(127,385)	$(9,029)
Basic and diluted net income (loss) per common share before cumulative effect of change in accounting principle	$(0.15)	$0.44	$0.59	$(18.01)	$(1.28)
Basic and diluted net income (loss) per common share	$(0.15)	$0.44	$0.56	$(17.99)	$(1.28)
Weighted average common shares outstanding
Basic	7,378	7,277	7,137	7,072	7,044
Diluted	7,378	7,330	7,489	7,081	7,044

        Our common stock is listed on the Nasdaq Global Market under the symbol "DGIT." Our principal executive offices are located at 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, and our telephone number at that address is (972) 581-2000.

The Securities We May Offer

        We and/or the selling stockholders may offer shares of our common stock, par value $0.001 per share. In this prospectus, we provide a general description of, among other things, our dividend policy and the transfer and voting restrictions that apply to holders of our common stock. Each time we offer securities with this prospectus, we will provide offerees with a prospectus supplement that will contain the specific terms of the offering.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes or incorporates by reference forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions generally identify forward-looking statements. Although we believe that our plans, intentions and expectations reflected in the forward-looking statements are reasonable, we cannot be sure that they will be achieved. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in the section entitled "Risk Factors" in this prospectus, and in the section entitled "Risk Factors" in supplements to this prospectus. These factors are not intended to represent a complete list of the general or specific factors that may affect us. It should be recognized that other factors, including general economic factors and business strategies, may be significant, presently or in the future, and the factors set forth in this prospectus may affect us to a greater extent than indicated. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements set forth in this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

RISK FACTORS

        In evaluating an investment in our Company, the following risk factors should be considered.

Risks Relating to the Industry

The media distribution products and services industry is divided into several distinct markets, some of which are relatively mature while others are growing rapidly. If the mature markets begin to decline at a time when the developing markets fail to grow as anticipated, it will be increasingly difficult to achieve and maintain profitability.

        To date, our design and marketing efforts for our products and services have involved the identification and characterization of the broadcast market segments within the media distribution products and services industry that will be the most receptive to our products and services. We may not have correctly identified and characterized such markets and our planned products and services may not address the needs of those markets. Furthermore, our current technologies may not be suitable for specific applications within a particular market and further design modifications, beyond anticipated changes to accommodate different markets, may be necessary.

        While the electronic distribution of media has been available for several years and growth of this market is modest, many of the products and services now on the market are relatively new. It is difficult to predict the rate at which the market for these new products and services will grow, if at all. Even if the market does grow, it will be necessary to quickly conform our products and services to customer needs and emerging industry standards in order to be a successful participant in those markets, such as the market for HD spots. If the market fails to grow, or grows more slowly than anticipated, it will be difficult for any market participant to succeed and it will be increasingly difficult for us to achieve and maintain profitability.

        To achieve and sustain profitability and growth, we must expand our product and service offerings beyond the broadcast markets to include additional market segments within the media distribution products and services industry. Potential new applications for our existing products in new markets include distance learning and training, finance and retail. While our products and services could be among the first commercial products that may be able to serve the convergence of several industry segments, including digital networking, telecommunications, compression products and Internet services, our products and services may not be accepted by that market. In addition, it is possible that:

  •
  the convergence of several industry segments may not continue;

  •
  the markets may not develop as a result of such convergence; or

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  if markets develop, such markets may not develop either in a direction beneficial to our products or product positioning or within the time frame in which we expect to launch new products and product enhancements.

        Because the convergence of digital networking, telecommunications, compression products and Internet services is new and evolving, the growth rate, if any, and the size of the potential market for our products cannot be predicted. If markets for these products fail to develop, develop more slowly than expected or become served by numerous competitors, or if our products do not achieve the anticipated level of market acceptance, our future growth could be jeopardized. Broad adoption of our products and services will require us to overcome significant market development hurdles, many of which we cannot predict.

The industry is in a state of rapid technological change and we may not be able to keep up with that pace.

        The advertisement distribution and asset management industry is characterized by extremely rapid technological change, frequent new products, service introductions and evolving industry standards. The introduction of products with new technologies and the emergence of new industry standards can render existing products obsolete and unmarketable. Our future success will depend upon our ability to enhance existing products and services, develop and introduce new products and services that keep pace with technological developments and emerging industry standards and address the increasingly sophisticated needs of our customers, including the need for HD spots. We may not succeed in developing and marketing product enhancements or new products and services that respond to technological change or emerging industry standards. We may experience difficulties that could delay or prevent the successful development, introduction and marketing of these products and services. Our products and services may not adequately meet the requirements of the marketplace and achieve market acceptance. If we cannot, for technological or other reasons, develop and introduce products and services in a timely manner in response to changing market conditions, industry standards or other customer requirements, particularly if we have pre-announced the product and service releases, our business, financial condition, results of operations or cash flows will be harmed.

The marketing and sale of our products and services involve lengthy sales cycles. This makes business forecasting extremely difficult and can lead to significant fluctuations in quarterly results.

        Due to the complexity and substantial cost associated with providing integrated product and services to provide audio, video, data and other information across a variety of media and platforms, licensing and selling products and services to our potential customers typically involves a significant technical evaluation. In addition, there are frequently delays associated with educating customers as to the productive applications of our products and services, complying with customers' internal procedures for approving large expenditures and evaluating and accepting new technologies that affect key operations. In addition, certain customers have even longer purchasing cycles that can greatly extend the amount of time it takes to place our products and services with these customers. Because of the lengthy sales cycle and the large size of our potential customers' average orders, if revenues projected from a specific potential customer for a particular quarter are not realized in that quarter, product revenues and operating results for that quarter could be harmed. Revenues will also vary significantly as a result of the timing of product and service purchases and introductions, fluctuations in the rate of development of new markets and new applications, the degree of market acceptance of new and enhanced versions of our products and services, and the level of use of satellite networking and other transmission systems. In addition, increased competition and the general strength of domestic and international economic conditions also impact revenues.

        Because expense levels such as personnel and facilities costs, are based, in part, on expectations of future revenue levels, if revenue levels are below expectations, our business, financial condition, results of operations or cash flows will be harmed.

Seasonality in buying patterns also makes forecasting difficult and can result in widely fluctuating quarterly results.

        On a historical basis, the industry has experienced lower sales for services in the first quarter, which is somewhat offset with higher sales in the fourth quarter due to increased customer advertising volumes for the holiday selling season. In addition, product and service revenues are influenced by political advertising, which generally occurs every two years. Nevertheless, in any single period, product and service revenues and delivery costs are subject to variation based on changes in the volume and mix of deliveries performed during such period. In addition, we have historically operated with little or no backlog. The absence of backlog and fluctuations in revenues and costs due to seasonality increases the difficulty of predicting our operating results.

The markets in which we will operate are highly competitive, and competition may increase further as new participants enter the market and more established companies with greater resources seek to expand their market share.

        Competition within the markets for media distribution is intense. Moreover, these markets have become increasingly concentrated in recent years as a result of acquisitions. We believe that our ability to compete successfully depends on a number of factors, both within and outside of our control, including: (1) the price, quality and performance of our products and those of our competitors; (2) the timing and success of new product introductions; (3) the emergence of new technologies; (4) the number and nature of our competitors in a given market; (5) the protection of intellectual property rights; and (6) general market and economic conditions. In addition, the assertion of intellectual property rights by others and general market and economic conditions factor into the ability to compete successfully. The competitive environment could result in price reductions that could result in lower profits and loss of our market share.

        While we offer products and services focused on the electronic distribution of media, we compete with dub and ship houses and production studios. Although many dub and ship houses and production studios, such as Point.360, generally do not offer electronic delivery, they often have long-standing ties to local distributors that can be difficult to replace. Many of these dub and ship houses and production studios also have greater financial, distribution and marketing resources than we and have achieved a higher level of brand recognition. Production studios, advertising agencies and media buying firms also could deliver directly through entities with package delivery expertise such as Federal Express, United Parcel Service, the United States Postal Service and DHL.

        In addition, we compete with a satellite-based video distribution network operated by Vyvx, an operating division of Willtel Communications, which is a wholly-owned subsidiary of Level 3 Communications, Inc. We also anticipate that certain common and/or value-added telecommunications carriers and other companies, such as Pathfire, may develop and deploy high bandwidth network services targeted at the advertising and broadcast industries, although we believe that no such carriers have yet entered the market for spot distribution in any significant way.

        With respect to new markets, such as the delivery of other forms of content to radio and television stations, competition is likely to come from companies in related communications markets and/or package delivery markets. Some of the companies capable of offering products and services with superior functionality include telecommunications providers, such as AT&T, MCI and other fiber and telecommunication companies, each of which would enjoy materially lower electronic delivery transportation costs. Radio networks such as ABC Radio Networks or Westwood One could also become competitors by selling and transmitting advertisements as a complement to their content programming.

        Further, other companies may in the future focus significant resources on developing and marketing products and services that will compete with ours.

        We have identified video advertising on the Internet as a potential business opportunity. This business is currently undergoing rapid change with many different companies providing innovative technology and solutions to advertisers and advertising agencies. Some of these companies capable of providing these services have established technologies and customer bases. Additionally, there is no assurance we will be able to compete on this level. Additionally, we are unsure of the amount of investment required to enter this new and quickly changing market.

Risks Related to the Company

We have a history of losses which must be considered in assessing our future prospects.

        2003 was the first year we reported net income after having been unprofitable since our inception. While we reported profit again in 2004, we experienced a loss in 2005. In 2002, we were profitable only after excluding the effect of a change in accounting principle. We could continue to generate net losses in the future, which could depress our stock price. Decreases in revenues could occur, which could impair our ability to operate profitably in the future. Future success also depends in part on obtaining reductions in delivery and service costs, particularly our ability to continue to automate order processing and to reduce telecommunications costs. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in new and rapidly evolving markets, such as risks that the market might fail to grow, expenses relating to modifying products and services to meet industry standards as they change over time, and difficulties in gaining and maintaining market share. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons, continually upgrade our technologies and begin to commercialize products incorporating such technologies. We may not be successful in addressing any or all of these risks and may not be able to achieve and sustain profitability.

We may not be able to obtain additional financing to satisfy our future capital needs.

        We intend to continue making capital expenditures to market, develop, produce and deploy at no cost to our customer the various equipment required by the customers to receive our services and to introduce additional services. In addition, we will need to make the investments necessary to maintain and improve our network. We also expect to expend capital to consummate any mergers and acquisitions that we undertake in the future. We may require additional capital sooner than currently anticipated and may not be able to obtain additional funds adequate for our capital needs. We cannot predict any of the factors affecting the revenues and costs of these activities with any degree of certainty. Accordingly, we cannot predict the precise amount of future capital that we will require, particularly if we pursue one or more additional acquisitions.

        Furthermore, additional financing may not be available to us, or if it is available, it may not be available on acceptable terms. Our inability to obtain the necessary financing on acceptable terms may prevent us from deploying our products and services effectively, maintaining and improving our products and network and completing advantageous acquisitions. Our inability to obtain the necessary financing could seriously harm our business, financial condition, results of operations and prospects. Consequently, we could be required to:

  •
  significantly reduce or suspend our operations;

  •
  seek an additional merger partner; or

  •
  sell additional securities on terms that are highly dilutive to our stockholders.

Our business is highly dependent upon radio and television advertising. If demand for, or margins from, our radio and television advertising delivery services decline, our business results will decline.

        We expect that a significant portion of our revenues will continue to be derived from the delivery of radio and television advertising spots from advertising agencies, production studios and dub and ship houses to radio and television stations in the United States. A decline in demand for, or average selling prices of, our radio and television advertising delivery services for any of the following reasons, or otherwise, would seriously harm our business, financial condition, results of operations and prospects:

  •
  competition from new advertising media;

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  new product introductions or price competition from competitors;

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  a shift in purchases by customers away from our premium services; and

  •
  a change in the technology used to deliver such services.

        Additionally, we are dependent on our relationship with the radio and television stations in which we have installed communications equipment. Should a substantial number of these stations go out of business, experience a change in ownership or discontinue the use of our equipment in any way, our business, financial condition, results of operations and prospects would be harmed.

If we are not able to maintain and improve service quality, our business and results of operations will be susceptible to decline.

        Our business will depend on making cost-effective deliveries to broadcast stations within the time periods requested by our customers. If we are unsuccessful in making these deliveries, for whatever reason, a station might be prevented from selling airtime that it otherwise could have sold. Our ability to make deliveries to stations within the time periods requested by customers depends on a number of factors, some of which will be outside of our control, including:

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  equipment failure;

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  interruption in services by telecommunications service providers; and

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  inability to maintain our installed base of audio and video units that will comprise our distribution network.

        Stations may assert claims for lost air-time in these circumstances and dissatisfied advertisers may refuse to make further deliveries through us in the event of a significant occurrence of lost deliveries, which would result in a decrease in our revenues or an increase in our expenses, either of which could lead to a reduction in net income or an increase in net loss. Although we expect that we will maintain insurance against business interruption, such insurance may not be adequate to protect us from significant loss in these circumstances or from the effects of a major catastrophe (such as an earthquake or other natural disaster), which could result in a prolonged interruption of our business.

Our business is highly dependent on electronic video advertising delivery service deployment.

        Our inability to maintain units necessary for the receipt of electronically delivered video advertising content in an adequate number of television stations or to capture market share among content delivery customers, which may be the result of price competition, new product introductions from competitors or otherwise, would be detrimental to our business objectives and deter future growth. We have made a substantial investment in upgrading and expanding our NOC and in populating television stations with the units necessary for the receipt of electronically delivered video advertising content. However, we cannot assure you that the maintenance of these units will cause this service to achieve adequate market acceptance among customers that require video advertising content delivery.

        In addition, we believe that to more fully address the needs of video delivery customers we have developed a set of ancillary services that typically are provided by dub and ship houses. These ancillary services include cataloging, physical archiving, closed-captioning, modification of slates and format conversions. We will need to provide these services on a localized basis in each of the major cities in which we provide services directly to agencies and advertisers. We currently provide certain of such services to a portion of our customers through our facilities in New York, Los Angeles, Detroit and Chicago. However, we may not be able to successfully provide these services to all customers in those markets or any other major metropolitan area at competitive prices. Additionally, we may not be able to provide competitive video distribution services in other U.S. markets because of the additional costs and expenses necessary to do so and because we may not be able to achieve adequate market acceptance among current and potential customers in those markets.

        While we are taking the steps we believe are required to achieve the network capacity and scalability necessary to deliver video content, such as HDTV content, reliably and cost effectively as video advertising delivery volume grows, we may not achieve such goals because they are highly dependent on the services provided by our telecommunication providers and the technological capabilities of both our customers and the destinations to which content is delivered. If our telecommunication providers are unable or unwilling to provide the services necessary at a rate we are willing to pay or if our customers and/or our delivery destinations do not have the technological capabilities necessary to send and/or receive video content, our goals of adequate network capacity and scalability could be jeopardized.

        In addition, we may be unable to retain current audio delivery customers or attract future audio delivery customers who may ultimately demand delivery of both media content unless we can successfully continue to develop and provide video transmission services. The failure to retain such customers could result in a reduction of revenues, thereby decreasing our ability to achieve and maintain profitability.

We rely on bandwidth providers or other third parties for key aspects of the process of providing products and services to our customers, and any failure or interruption in the services and products provided by these third parties could harm our ability to operate our business and damage our reputation.

        We rely on third-party vendors, including bandwidth providers. Any disruption in the network access services provided by these third-party providers or any failure of these third-party providers to handle current or higher volumes of use could significantly harm our business. Any financial or other difficulties our providers face may have negative effects on our business, the nature and extent of which we cannot predict. We exercise little control over these third party vendors, which increases our vulnerability to problems with the services they provide. We license technology from third parties to facilitate aspects of our connectivity operations. We have experienced and expect to continue to experience interruptions and delays in service and availability for such elements. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies could negatively impact our relationship with users and adversely affect our business and could expose us to liabilities to third parties.

If we were no longer able to rely on our existing providers of transmissions services, our business and results of operations could be harmed affected.

        We obtain our local access transmission services and long distance telephone access through contracts with Sprint, which expires in November 2007, and MCI, which expires in March 2007. These agreements with Sprint and MCI provide for reduced pricing on various services provided in exchange for minimum purchases under the contracts of $1.0 million for each year of the Sprint contract and $0.5 million for 2006 for MCI. The agreements provide for certain achievement credits once specified purchase levels are met. Any interruption in the supply or a change in the price of either local access or long distance carrier service could increase costs or cause a significant decline in revenues, thereby decreasing our operating results.

We face various risks associated with purchasing satellite capacity.

        As part of our strategy of providing transmittal of audio, video, data and other information using satellite technology, we periodically purchase satellite capacity from third parties owning satellite systems. Although our management attempts to match these expenditures against anticipated revenues from sales of products to customers, they may not be successful at estimating anticipated revenues, and actual revenues from sales of products may fall below expenditures for satellite capacity. In addition, the purchases of satellite capacity require a significant amount of capital. Any inability to purchase satellite capacity or to achieve revenues sufficient to offset the capital expended to purchase satellite capacity may make our business more vulnerable and significantly affect financial condition and results of operations.

If the existing relationship with Clear Channel Satellite Services is terminated, or if Clear Channel Satellite Services fails to perform as required under its agreement with us, our business could be interrupted.

        We have designed and developed the necessary software to enable our current video delivery systems to receive digital satellite transmissions over the AMC-9 satellite system. However, the Clear Channel satellite system may not have the capacity to meet our future delivery commitments and broadcast quality requirements on a cost-effective basis, if at all. We have a non-exclusive agreement with Clear Channel that expires in June 2010. The agreement provides for fixed pricing on dedicated bandwidth and gives us access to satellite capacity for electronic delivery of digital audio and video transmissions by satellite. Clear Channel is required to meet performance specifications as outlined in the agreement, and we are given a credit allowance for future fees if Clear Channel does not meet these requirements. The agreement states that Clear Channel can terminate the agreement if we do not make timely payments or become insolvent.

Certain of our products depend on satellites; any satellite failure could result in interruptions of our service that could negatively impact our business and reputation.

        A reduction in the number of operating satellites or an extended disruption of satellite transmissions would impair the current utility of the accessible satellite network and the growth of current and additional market opportunities. Satellites and its ground support systems are complex electronic systems subject to weather conditions, electronic and mechanical failures and possible sabotage. The satellites have limited design lives and are subject to damage by the hostile space environment in which they operate. The repair of damaged or malfunctioning satellites is nearly impossible. If a significant number of satellites were to become inoperable, there could be a substantial delay before they are replaced with new satellites. In addition, satellite transmission can be disrupted by natural phenomena causing atmospheric interference, such as sunspots.

        Certain of our products rely on signals from satellites, including, but not limited to, satellite receivers and head-end equipment. Any satellite failure could result in interruptions of our service, negatively impacting our business. We attempt to mitigate this risk by having our customers procure their own agreements with satellite providers.

Interruption or failure of our information technology and communications systems could impair our ability to effectively provide our products and services, which could damage our reputation and harm our operating results.

        Our provision of our products and services depends on the continuing operation of our information technology and communications systems. Any damage to or failure of our systems could result in interruptions in our service. Interruptions in our service could reduce our revenues and profits, and our brand could be damaged if people believe our system is unreliable. Our systems are vulnerable to damage or interruption from earthquakes, terrorist attacks, floods, fires, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems, and similar events. Some of our systems are not fully redundant, and our disaster recovery planning cannot account for all eventualities. The occurrence of a natural disaster, a decision to close a facility we are using without adequate notice for financial reasons or other unanticipated problems at our NOC could result in lengthy interruptions in our service.

        We have experienced system failures in the past and may in the future. Any unscheduled interruption in our service puts a burden on our entire organization and may result in a loss of revenue. If we experience frequent or persistent system failures in our NOC or web-based management systems, our reputation and brand could be permanently harmed. The steps we have taken to increase the reliability and redundancy of our systems are expensive, reduce our operating margin and may not be successful in reducing the frequency or duration of unscheduled downtime.

The market price of our common stock is likely to continue to be volatile.

        Some of the factors that may cause the market price of our common stock to fluctuate significantly include:

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  the addition or departure of key personnel;

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  variations in our quarterly operating results;

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  announcements by us or our competitors of significant contracts, new or enhanced products or service offerings, acquisitions, distribution partnerships, joint ventures or capital commitments;

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  changes in coverage and financial estimates by securities analysts;

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  changes in market valuations of networking, Internet and telecommunications companies;

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  fluctuations in stock market prices and trading volumes, particularly fluctuations of stock prices quoted on the Nasdaq Global Market; and

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  sale of a significant number of shares of our common stock by us or our significant holders.

Sales of substantial amounts of our common stock in the public market could harm the market price of our common stock.

        The sale of substantial amounts of our shares (including shares issuable upon exercise of outstanding options and warrants to purchase our common stock) may cause substantial fluctuations in the price of our common stock. Because investors would be more reluctant to purchase shares of our common stock following substantial sales, the sale of these shares also could impair its ability to raise capital through the sale of additional stock.

Our inability to enter into or develop strategic relationships in key market segments could harm our operating results.

        Our strategy depends in part on the development of strategic relationships with leading companies in key market segments, including media broadcasters and digital system providers. We may not be able to successfully form or enter into such relationships, which may jeopardize our ability to generate sales of our products or services in those segments. Specific product lines are dependent to a significant degree on strategic alliances and joint ventures formed with other companies. Various factors could limit our ability to enter into or develop strategic relationships, including, but not limited to, our relatively short operating history, history of losses and the resources available to our competitors. Moreover, the terms of strategic alliances and joint ventures may vest control in a party other than us. Accordingly, the success of the strategic alliance or joint venture may depend upon the actions of that party and not us.

Insiders have substantial control over us which could limit others' ability to influence the outcome of key transactions, including changes in control.

        As of November 30, 2006, our executive officers and directors and their respective affiliates own approximately 20% of our common stock. As a result, these stockholders may be able to control or significantly influence all matters requiring stockholder approval, including the election of directors and the approval of significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change in control of us even if a change of control is in the best interest of all stockholders.

Our business may be harmed if we are not able to protect our intellectual property rights from third-party challenges.

        We cannot assure that our intellectual property does not infringe on the proprietary rights of third parties. The steps taken to protect our proprietary information may not prevent misappropriation of such information, and such protection may not preclude competitors from developing confusingly similar brand names or promotional materials or developing products and services similar to ours. We consider our trademarks, copyrights, advertising and promotion design and artwork to be of value and important to our businesses. We rely on a combination of trade secret, copyright and trademark laws and nondisclosure and other arrangements to protect our proprietary rights. We generally enter into confidentiality or license agreements with our distributors and customers and limit access to and distribution of our software, documentation and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or obtain and use information that we regard as proprietary. In addition, the laws of some foreign countries do not protect our proprietary rights to the same extent as do the laws of the United States.

        While we believe that our trademarks, copyrights, advertising and promotion design and artwork do not infringe upon the proprietary rights of third parties, we may still receive future communications from third parties asserting that we are infringing, or may be infringing, on the proprietary rights of third parties. Any such claims, with or without merit, could be time-consuming, require us to enter into royalty arrangements or result in costly litigation and diversion of management attention. If such claims are successful, we may not be able to obtain licenses necessary for the operation of our business, or, if obtainable, such licenses may not be available on commercially reasonable terms, either of which could prevent our ability to operate our business.

We may enter into or seek to enter into business combinations and acquisitions that may be difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

        We recently acquired FastChannel Network Inc., Media DVX, Inc., Source TV and the Broadcast Division of Applied Graphics Technologies, Inc., each of which became our wholly-owned subsidiary. Our business strategy will include the acquisition of additional complementary businesses and product lines. Any such acquisitions would be accompanied by the risks commonly encountered in such acquisitions, including:

  •
  the difficulty of assimilating the operations and personnel of the acquired companies;

  •
  the potential disruption of our business;

  •
  the inability of our management to maximize our financial and strategic position by the successful incorporation of acquired technology and rights into our product and service offerings;

  •
  difficulty maintaining uniform standards, controls, procedures and policies, with respect to accounting matters and otherwise;

  •
  the potential loss of key employees of acquired companies; and

  •
  the impairment of relationships with employees and customers as a result of changes in management and operational structure.

        We may not be able to successfully complete any acquisition or, if completed, the acquired business or product line may not be successfully integrated with our operations, personnel or technologies. Any inability to successfully integrate the operations, personnel and technologies associated with an acquired business and/or product line may negatively affect our business and results of operation. We may dispose of any of our businesses or product lines in the event that we are unable to successfully integrate them, or in the event that management determines that any such business or product line is no longer in our strategic interests.

Failure to manage future growth could hinder the future success of our business.

        Our personnel, systems, procedures and controls may not be adequate to support our existing as well as future operations. We will need to continue to implement and improve our operational, financial and management information systems, procedures and controls on a timely basis and to expand, train, motivate and manage our work force. We must also continue to further develop our products and services while implementing effective planning and operating processes, such as continuing to implement and improve operational, financial and management information systems; hiring and training additional qualified personnel; continuing to expand and upgrade our core technologies; and effectively managing multiple relationships with various customers, joint venture and technological partners and other third parties.

We will depend on key personnel to manage the business effectively, and if we are unable to retain our key employees or hire additional qualified personnel, our ability to compete could be harmed.

        Our future success will depend to a significant extent upon the services of Scott K. Ginsburg, Chairman of the Board and Chief Executive Officer; and Omar A. Choucair, Chief Financial Officer. Uncontrollable circumstances, such as the death or incapacity of any key executive officer, could have a serious impact on our business.

        Our future success will also depend upon our ability to attract and retain highly qualified management, sales, operations, technical and marketing personnel. At the present time there is, and will continue to be, intense competition for personnel with experience in the markets applicable to our products and services. Because of this intense competition, we may not be able to retain key personnel or attract, assimilate or retain other highly qualified technical and management personnel in the future. The inability to retain or to attract additional qualified personnel as needed could have a considerable impact on our business.

Certain provisions of our bylaws may have anti-takeover effects that could prevent a change in control even if the change would be beneficial to its shareholders.

        We have a classified board which might, under certain circumstances, discourage the acquisition of a controlling interest of its stock because such acquirer would not have the ability to replace these directors except as the term of each class expires. The directors are divided into three classes with respect to the time for which they hold office. The term of office of one class of directors expires at each annual meeting of stockholders. At each annual meeting of stockholders, directors elected to succeed those directors whose terms then expire are elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Our board of directors may issue, without stockholder approval, preferred stock with rights and preferences superior to those applicable to the common stock.

        Our certificate of incorporation includes a provision for the issuance of "blank check" preferred stock. This preferred stock may be issued in one or more series, with each series containing such rights and preferences as the board of directors may determine from time to time, without prior notice to or approval of stockholders. Among others, such rights and preferences might include the rights to dividends, superior voting rights, liquidation preferences and rights to convert into common stock. The rights and preferences of any such series of preferred stock, if issued, may be superior to the rights and preferences applicable to the common stock and might result in a decrease in the price of the common stock.

We depend upon a number of single or limited-source suppliers, and our ability to produce audio and video distribution equipment could be harmed if those relationships were discontinued.

        We rely on fewer than five single or limited-source suppliers for integral components used in the assembly of our audio and video units. If a supplier were to experience financial or operational difficulties that resulted in a reduction or interruption in component supply to us, this would delay our deployment of audio and video units. We rely on our suppliers to manufacture components for use in our products. Some of our suppliers also sell products to our competitors and may in the future become our competitors, possibly entering into exclusive arrangements with our existing competitors. In addition, our suppliers may stop selling our products or components to us at commercially reasonable prices or completely stop selling our products or components to us. If a reduction or interruption of supply were to occur, it could take a significant period of time for us to qualify an alternative subcontractor, redesign our products as necessary and contract for the manufacture of such products. This would have the effect of depressing our business until we was able to establish sufficient component supply through an alternative source. We believe that there are currently alternative component manufacturers that could supply the components required to produce our products, but based on the financial condition and service levels of our current suppliers, we do not feel the need to pursue agreements or understandings with such alternative sources or pursue long-term contracts with our current suppliers. We have experienced component shortages in the past, and material component shortages or production or delivery delays may occur in the future.

We determined that there was a material weakness in our disclosure controls and procedures related such that those controls and procedures were not effective as of December 31, 2004. In the event a material weakness occurs again in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements.

        For the year ended December 31, 2004, we determined that our disclosure controls and procedures were not effective, and we identified a material weakness in our internal controls over financial reporting for income taxes as of December 31, 2004. In the event that this or any other material weakness occurs in the future, our financial statements and results of operations could be harmed and you may not be justified in relying on those financial statements, either of which could result in a decrease in our stock price.

The Public Company Accounting Oversight Board, or PCAOB, is conducting an annual inspection of our external auditors and we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information in our financial statements which it believes could have been reported differently.

        The PCAOB is conducting an inspection of our external auditors, KPMG LLP, and their audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB is a private agency established to oversee the auditors of publicly held companies, and the PCAOB conducts annual inspections on all large public accounting firms that audit the financial statements of publicly held companies. As part of this inspection, the PCAOB has selected, among others, to review KPMG LLP's audit of our financial statements as of and for the year ended December 31, 2005. The PCAOB's inspection of KPMG LLP is ongoing and there can be no assurance as to when it will be completed. In addition, we cannot assure you that in the course of this inspection, the PCAOB will not identify additional information contained in our historical financial statements which it believes could have been reported differently, or the prospective impact of any such items on our financial statements.

We are required to evaluate our internal control over financial reporting under Section 404 of the Sarbanes Oxley Act of 2002, and any adverse results from such evaluation could result in a loss of investor confidence in our financial reports and harm our stock price.

        Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, beginning with our Annual Report on Form 10-K for the fiscal year ending December 31, 2007, we will be required to furnish a report by our management on our internal control over financial reporting. Such a report will contain, among other matters, an assessment of the effectiveness of our internal control over financial reporting as of the end of our fiscal year, including a statement as to whether or not our internal control over financial reporting is effective. This assessment must include disclosure of any material weaknesses in our internal control over financial reporting identified by management. Such report must also contain a statement that our auditors have issued an attestation report on management's assessment of such internal controls.

        The Committee of Sponsoring Organizations of the Treadway Commission (COSO) provides a framework for companies to assess and improve their internal control systems. The Public Company Accounting Oversight Board's Auditing Standard No. 2, or Standard No. 2, provides the professional standards and related performance guidance for auditors to attest to, and report on, management's assessment of the effectiveness of internal control over financial reporting under Section 404. Management's assessment of internal controls over financial reporting requires management to make subjective judgments and, particularly because Standard No. 2 is newly effective, some of the judgments will be in areas that may be open to interpretation and therefore the report may be uniquely difficult to prepare, and our auditors may not agree with management's assessments. We are still performing the system and process documentation and evaluation needed to comply with Section 404, which is both costly and challenging.

        During this process, if our management identifies one or more material weaknesses in our internal control over financial reporting, we will be unable to assert such internal control is effective. If we are unable to assert that our internal control over financial reporting is effective as of December 31, 2007 (or if our auditors are unable to attest that our management's report is fairly stated or they are unable to express an opinion on the effectiveness of our internal controls), we could lose investor confidence in the accuracy and completeness of our financial reports, which would harm our stock price.

        We have in the past discovered, and may in the future discover, areas of our internal controls that need improvement. We cannot be certain as to the timing of completion of our evaluation, testing and any required remediation due in large part to the fact that there is very little precedent available by which to measure compliance with the new Auditing Standard No. 2. If we are not able to complete our assessment under Section 404 in a timely manner, we and our auditors would be unable to conclude that our internal control over financial reporting is effective as of December 31, 2007.

 SELLING STOCKHOLDERS

        We are registering 659,177 shares of our common stock on behalf of the selling stockholders. The selling stockholders named below may from time to time offer and sell pursuant to this prospectus and any applicable prospectus supplement up to an aggregate of 659,177 shares of our common stock. The following table sets forth, as of November 30, 2006, the number of shares of our common stock that these selling stockholders beneficially own and the number of shares being registered for sale by these selling stockholders. The number of shares of common stock deemed outstanding as of November 30, 2006 was 12,887,366. The percentage of outstanding shares beneficially owned after the offering assumes that all of the shares offered by us and the selling stockholders under the prospectus have been sold. The selling stockholders may from time to time offer and sell any or all of their shares that are registered under this prospectus.

        The term "selling stockholder," as used in this prospectus, includes each holder listed below and its transferees, pledgees, donees, heirs or other successors receiving shares from the holder listed below after the date of this prospectus. The selling stockholders may sell, transfer or otherwise dispose of some or all of their shares of our common stock in transactions exempt from the registration requirements of the Securities Act. We may update, amend or supplement this prospectus from time to time to update the disclosure in this section.

	Shares of Common Stock Beneficially Owned Before the Offering			Shares of Common Stock Beneficially Owned After the Offering
			Total Shares That May Be Offered by Selling Stockholder
Name	Number of Shares	Percent of Shares		Number of Shares	Percent of Shares
Crosspoint Venture Partners(1) The Pioneer Hotel Building 2925 Woodside Road Woodside, CA 94062	1,682,995	13.06%	400,000	1,282,995	8.08%
H. Chase Lenfest(2) 1332 Enterprise Drive Suite 200 West Chester, PA 19380	414,215	3.21%	259,177	155,038	0.98%

(1)
Acquired the shares of common stock beneficially owned by it as a result of our merger with FastChannel on May 31, 2006. Jim Dorrian is a general partner of Crosspoint Venture Partners. Mr. Dorrian disclaims beneficial ownership of all shares held or beneficially owned by or through such entity.

(2)
Acquired the shares of common stock being registered by him through a distribution by the seller of the assets of Media DVX, Inc. which it acquired in connection with the cancellation of a promissory note from us on November 20, 2006. Includes 103,671 shares held in the name of HCL Family Holdings LP.

USE OF PROCEEDS

        We will use the net proceeds from the sale of securities that we may offer with this prospectus and any accompanying prospectus supplement for general corporate purposes. General corporate purposes may include capital expenditures, repayment of debt, possible acquisitions, investments, repurchase of our capital stock and any other purposes that we may specify in any prospectus supplement. We may invest the net proceeds temporarily until we use them for their stated purpose. We expect to incur expenses in connection with this offering in the amount of approximately $400,000 for registration, legal, accounting and miscellaneous fees and expenses. We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders.

PLAN OF DISTRIBUTION

        We and the selling stockholders may sell shares of our common stock through underwriters, agents, dealers, or directly to one or more purchasers. We and the selling stockholders may distribute these securities from time to time in one or more transactions, including block transactions and transactions on The Nasdaq Global Market or any other organized market where the securities may be traded. The securities may be sold at a fixed price or prices, at market prices prevailing at the times of sale, at prices related to these prevailing market prices or at negotiated prices. Any such price may be changed from time to time.

        The prospectus supplement for the securities will describe that offering, including:

  •
  the identity of any underwriters, dealers or agents who purchase securities, as required;

  •
  the amount of securities sold, the public offering price and consideration paid, and the proceeds we and/or the selling stockholder will receive from that sale;

  •
  the place and time of delivery for the securities being sold;

  •
  whether or not the securities will trade on any securities exchanges or The Nasdaq Global Market;

  •
  the amount of any compensation, discounts or commissions to be received by underwriters, dealers or agents, any other items constituting underwriters' compensation, and any discounts or concessions allowed or reallowed or paid to dealers;

  •
  the terms of any indemnification provisions, including indemnification from liabilities under the federal securities laws; and

  •
  any other material terms of the distribution of securities.

Use of Underwriters, Agents and Dealers

        We and the selling stockholders may offer the securities to the public through one or more underwriting syndicates represented by one or more managing underwriters, or through one or more underwriters without a syndicate. If underwriters are used in the sale, we will execute an underwriting agreement with those underwriters relating to the securities that we will offer and will name the underwriters and describe the terms of the transaction in the prospectus supplement. The securities subject to the underwriting agreement will be acquired by the underwriters for their own account and may be resold by them, or their donees, pledgees, or transferees, from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Subject to conditions specified in the underwriting agreement, underwriters will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        We and the selling stockholders may authorize underwriters to solicit offers by institutions to purchase the securities subject to the underwriting agreement from us at the public offering price stated in the prospectus supplement under delayed delivery contracts providing for payment and delivery on a specified date in the future. If we or the selling stockholders sell securities under delayed delivery contracts, the prospectus supplement will state that as well as the conditions to which these delayed delivery contracts will be subject and the commissions payable for that solicitation.

        Underwriters may sell these securities to or through dealers. Alternatively, we and the selling stockholders may sell the securities in this offering directly to one or more dealers, who would act as a principal or principals. Dealers may then resell such securities to the public at varying prices to be determined by the dealers at the time of the resale.

        We and the selling stockholders may also sell the securities offered with this prospectus through other agents designated by us from time to time. We will identify any agent involved in the offer or sale of these securities who may be deemed to be an underwriter under the federal securities laws, and describe any commissions or discounts payable by us and/or the selling stockholders to these agents, in the prospectus supplement. Any such agents will be obligated to purchase all of these securities if any are purchased or will act on a best efforts basis to solicit purchases for the period of their appointment, unless we state otherwise in the prospectus supplement.

        In connection with the sale of the securities offered with this prospectus, underwriters, dealers or agents may receive compensation from us, the selling stockholders or from purchasers of the securities for whom they may act as agents, in the form of discounts, concessions or commissions. These discounts, concessions or commissions may be changed from time to time. Underwriters, dealers and/or agents may engage in transactions with us, or perform services for us, in the ordinary course of business, and may receive compensation in connection with those arrangements. In the event any underwriter, dealer or agent who is a member of the National Association of Securities Dealers participates in a public offering of these securities, the maximum commission or discount to be received by any such NASD member or independent broker-dealer will not be greater than 8% of the offering proceeds from securities offered with this prospectus.

        The underwriters, dealers, agents or purchasers that participate in the distribution of the securities may be deemed to be underwriters under the Securities Act. Broker-dealers or other persons acting on behalf of parties that participate in the distribution of the securities may also be deemed to be underwriters. Any discounts or commissions received by them and any profit on the resale of the securities received by them may be deemed to be underwriting discounts and commissions under the Securities Act.

        Underwriters and purchasers that are deemed underwriters under the Securities Act may engage in transactions that stabilize, maintain or otherwise affect the price of the securities, including the entry of stabilizing bids or syndicate covering transactions or the imposition of penalty bids. Such purchasers will be subject to the applicable provisions of the Securities Act and Exchange Act and the rules and regulations thereunder, including Rule 10b-5 and Regulation M. Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities with respect to those securities. In addition, the anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market. All of the foregoing may affect the marketability of the securities and the ability of any person to engage in market-making activities with respect to the securities.

Indemnification and Contribution

        We and the selling stockholders may provide underwriters, agents, dealers or purchasers with indemnification against civil liabilities, including liabilities under the Securities Act, or contribution with respect to payments that the underwriters, agents, dealers or purchasers may make with respect to such liabilities.

DESCRIPTION OF SECURITIES TO BE REGISTERED

        A description of our common stock has been incorporated by reference to our proxy statement included in our registration statement on Form S-4/A, as filed with the Commission on May 3, 2006.

EXPERTS

        The consolidated financial statements and schedule of DG FastChannel, Inc. f/k/a Digital Generation Systems, Inc. and subsidiaries as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, and the statements of operations, divisional equity and cash flows of Media DVX, Inc. for each of the years ended December 31, 2004 and 2003, have been incorporated by reference herein and in the registration statement in reliance upon the reports of

KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        FastChannel Network, Inc.'s consolidated financial statements as of and for the years ended December 31, 2005 and 2004 incorporated by reference herein have been audited by Vitale, Caturano & Company, Ltd., independent accountants, as indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the authority of said firm as experts in giving said reports.

        The audited historical consolidated financial statements of FastChannel Network, Inc. for the year ended December 31, 2003, included in DG FastChannel Inc.'s Registration Statement on Form S-4/A, filed on May 3, 2006, incorporated in this Prospectus by reference to such Registration Statement on Form S-4/A, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

LEGAL MATTERS

        The validity of the securities offered by this prospectus will be passed on for us by Gardere Wynne Sewell LLP.

WHERE YOU CAN FIND MORE INFORMATION

        Because we are subject to the informational requirements of the Exchange Act, we file reports, proxy statements and other information with the SEC. You may read and copy these reports, proxy statements and other information at the public reference facilities maintained by the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may also obtain copies of those materials at prescribed rates from the public reference section of the SEC at 450 Fifth Street, Washington, D.C. 20549. The public may obtain information on the operation of the public reference room by calling the SEC at (800) SEC-0330. In addition, we are required to file electronic versions of those materials with the SEC through the SEC's EDGAR system. The SEC maintains a web site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

        We have filed with the SEC a registration statement on Form S-3 under the Securities Act with respect to the securities offered with this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the SEC. You should refer to the registration statement for further information with respect to us and our securities. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the SEC's principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the SEC.

        We will furnish without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request, a copy of the information that has been incorporated by reference into this prospectus (except exhibits, unless they are specifically incorporated by reference into this prospectus). You should direct any requests for copies to DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, (972) 581-2000.

INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

        We are providing the following interim financial statements for FastChannel Network, Inc., ("FastChannel") which we acquired on June 1, 2006. The results of FastChannel's operations have been included in our results since the acquisition and were reported in our quarterly report on Form 10-Q for the quarter ended September 30, 2006, which is being incorporated by reference. The following financial statements are being provided pursuant to Rule 3-05 of Regulation S-X.

FastChannel Network, Inc.

Consolidated Balance Sheets

	As of March 31, 2006	As of December 31, 2005
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$1,095,238	$1,262,450
Accounts receivable, net of allowance for doubtful accounts of $208,953 and $261,428 at March 31, 2006 and December 31, 2005, respectively	3,789,448	4,835,626
Inventory—tape stock	197,322	210,253
Restricted cash	343,100	453,437
Prepaid expenses and other current assets	519,683	431,048

Total current assets	5,944,791	7,192,814

Property and equipment, net	7,489,031	8,428,771
Capitalized software, net	2,318,220	2,278,366
Goodwill, net	7,033,113	7,033,113
Restricted cash	950,956	950,956

	17,791,320	18,691,206

	$23,736,111	$25,884,020

LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable	$3,364,718	$3,534,279
Accrued expenses and other current liabilities	727,046	695,713
Capital lease payable	150,843	151,102
Line of credit	2,730,698	2,480,760
Note payable—equipment line of credit	900,000	1,800,000
Senior subordinated debt due to stockholder	1,000,000	1,000,000
Subordinated debt, net of applicable discount	3,307,290	3,285,698
Deferred revenue	766,555	672,929

Total current liabilities	12,947,150	13,620,481

Deferred rent	554,310	508,717
Capital lease payable	282,694	331,370

	837,004	840,087

Total liabilities	13,784,154	14,460,568

Redeemable convertible preferred stock	39,977,477	39,929,582
Stockholders' deficit:
Common stock, $.01 par value, 80,404,648 shares authorized; 9,040,700 and 8,466,069 shares issued and outstanding at March 31, 2006 and December 31, 2006, respectively	90,407	84,661
Class B (nonvoting) common stock, $.01 par value, 275,000 shares authorized; 259,293 shares issued and outstanding	2,593	2,593
Additional paid-in capital	10,252,210	10,300,105
Receivable from stockholder	—	—
Deferred compensation	—	—
Accumulated deficit	(40,357,082)	(38,882,458)
Accumulated other comprehensive income	(13,648)	(11,031)

Total stockholders' deficit	(30,025,520)	(28,506,130)

Total redeemable convertible preferred stock and stockholders' deficit	9,951,957	11,423,452

	$23,736,111	$25,884,020

FastChannel Network, Inc.

Consolidated Statements of Operation

	Three Months Ended March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Revenue:
Transaction fees	$4,788,667	$6,020,939
Subscription and membership fees	888,568	784,603

Total revenues	5,677,235	6,805,542

Cost of revenues:
Transaction services	2,659,626	2,801,484
Subscription and membership fees	48,667	9,688

	2,708,293	2,811,172

Operating expenses:
Selling and marketing	1,092,995	1,134,019
Product development	921,817	1,332,409
General and administrative	1,042,149	1,730,559
Depreciation and amortization	1,193,793	1,071,379

	4,250,754	5,268,366

Loss from operations	(1,281,812)	(1,273,996)
Other income (expense):
Interest expense	(192,812)	(101,378)

Net Loss	$(1,474,624)	$(1,375,374)

FastChannel Network, Inc.

Consolidated Statements of Cashflows

	Three Months Ended March 31,
	2006	2005
	(Unaudited)	(Unaudited)
Cash flows from operating activities:
Net income (loss) from operations	$(1,474,624)	$(1,375,374)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	1,193,793	1,071,379
Amortization of convertible note discount	21,591	22,358
Increase or (decrease) in assets and liabilities:
accounts receivable	1,046,178	156,446
prepaid expenses and other assets	34,635	(531,003)
accounts payable	(169,559)	552,254
accrued expenses	(107,998)	(364,201)
interest payable	90,395	9,325
deferred revenue	93,626	57,952
deferred rent	45,592	71,494

Net cash provided by (used in) operating activities	773,629	(329,370)

Cash flows from investing activities:
Purchases of property and equipment	(570)	(1,999,434)
Capitalized software development costs	(293,339)	(459,115)

Net cash provided by (used in) investing activities	(293,909)	(2,458,549)

Cash flows from financing activities:
Line of credit advances (payments)	249,938	825,000
Proceeds from term debt	—	2,000,000
Payments of notes payable	(900,000)	—
Proceeds from issuance of subordinated debt	0	1,000,000
Proceeds from the issuance of common stock	5,746	—

Net cash provided by (used in) financing activities	(644,316)	3,825,000

Effect of exchange rate changes on cash and cash equivalents	(2,616)	—
Net increase (decrease) in cash and cash equivalents	(167,212)	1,037,081

Cash and cash equivalents, beginning of period	1,262,450	6,778,915

Cash and cash equivalents, end of period	$1,095,238	$7,815,996

NOTES TO INTERIM FINANCIAL STATEMENTS OF FASTCHANNEL NETWORK, INC.

  Description of Business

        FastChannel was incorporated as a Delaware corporation in 2000. The operations of FastChannel are designed to provide a fully integrated advertisement distribution and asset management system through a web-based software platform that streamlines the creation, distribution and management of digital advertising assets. FastChannel's revenue is derived primarily from transaction fees charged for the distribution of advertisements between newspapers, radio stations, television stations and advertisers and from subscription and membership fees.

  Basis of Presentation

        The interim financial statements have been prepared by the Company without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. Certain information and disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. However, the Company believes that the disclosures are adequate to make the information presented not misleading. The unaudited condensed consolidated financial statements reflect all adjustments, which are, in the opinion of management, of a normal and recurring nature and necessary to fairly state FastChannel's financial position, results of operations and cash flows for the periods presented. These condensed consolidated financial statements of FastChannel should be read in conjunction with the financial statements and the notes thereto of FastChannel that were included in the Company's Registration Statement on Form S-4 filed on May 3, 2006.

  Share-based Compensation

        Effective for the first quarter of 2006, FastChannel adopted SFAS No. 123-R, "Share-Based Payments", which is a revision of SFAS No. 123 "Accounting for Stock-Based Compensation." The adoption of SFAS 123-R had an immaterial impact on FastChannel's Statement of Operations. FastChannel has also considered the pro forma effect of stock-based employee compensation expense for the three months ended March 31, 2005, noting its effect was also immaterial.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED
CONSOLIDATED STATEMENT OF OPERATIONS

        The Combined Company unaudited pro forma condensed consolidated statement of operations gives effect to the merger as if the transactions had occurred on January 1, 2006 and is presented for the nine months ended September 30, 2006. It does not purport to represent what the financial results of operations actually would have been if the merger had occurred as of such date, or what such results will be for any future periods.

        Periods shown in the Combined Company unaudited pro forma condensed consolidated statement of operations include the stand alone five months ended May 31, 2006 of FastChannel, and the four months ended September 30, 2006 of FastChannel, which is included in the operating results of DG FastChannel.

        The Combined Company unaudited pro forma statement of operations should be read in conjunction with the historical financial statements and the accompanying notes thereto of DG Systems and FastChannel, as well as the Combined Company unaudited pro forma financial statements as of December 31, 2005 and for the year then ended, all of which are included in our proxy statement filed with our registration statement on Form S-4/A, incorporated by reference herein. The Combined Company unaudited pro forma condensed consolidated statement of operations does not reflect any cost savings, restructuring charges or other economic efficiencies that may occur as a result of the merger.

        The Combined Company unaudited pro forma condensed consolidated balance sheet as of September 30, 2006 has been omitted, since the September 30, 2006 balance sheet of DG FastChannel is included on our quarterly report on Form 10-Q for the quarter ended September 30, 2006, also incorporated by reference herein.

COMBINED COMPANY UNAUDITED PRO FORMA CONDENSED

CONSOLIDATED STATEMENT OF OPERATIONS

FOR NINE MONTHS ENDED SEPTEMBER 30, 2006

(in thousands, except per share amounts)

	Historical Results
	DG Systems	FastChannel	Pro Forma Adjustments		Pro Forma Combined
Revenues:	$50,321	$9,480	—		$59,801
Costs and expenses:
Cost of revenues	25,262	4,419	—		29,681
Sales and marketing	3,264	1,472	—		4,736
Research and development	1,599	1,729	—		3,328
General and administrative	7,755	2,246	—		10,001
Depreciation and amortization	6,926	1,949	375	(1)	9,250

Total costs and expenses	44,806	11,815	375		56,996

Income (loss) from operations	5,515	(2,335)	(375)		2,805
Other (income) expense:
Interest expense	1,894	717	120	(2)	2,731
Reduction in fair value of long-term investment	4,758	—	—		4,758
Net loss before provision for income taxes	(1,137)	(3,052)	(495)		(4,684)

Provision for income taxes	1,501	—	—	(3)	1,501

Net loss	$(2,638)	$(3,052)	$(495)		$(6,185)

Basic and diluted net loss per common share	$(0.27)				($0.49)
Basic and diluted weighted average common shares outstanding	9,749		2,892		12,641

Pro Forma Adjustments

(1)
Records additional amortization expense related to purchased intangibles to reflect a purchase date of January 1, 2006

(2)
Reflects additional interest expense from debt issued as part of the merger agreement.

(3)
Reflects DG Systems' historical tax benefit, without recognizing benefit for acquired losses until the Combined Company's tax position can be completely assessed.

DOCUMENTS INCORPORATED BY REFERENCE

        The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. We incorporate by reference in this prospectus the information contained in the following documents:

  •
  our annual report on Form 10-K for the fiscal year ended December 31, 2005, filed with the SEC on March 28, 2006;

  •
  our annual report on Form 10-K/A Amendment No. 2 for the fiscal year ended December 31, 2004, filed with the SEC on January 20, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended March 31, 2006, filed with the SEC on May 15, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended June 30, 2006, filed with the SEC on August 14, 2006;

  •
  our quarterly report on Form 10-Q for the quarter ended September 30, 2006, filed with the SEC on November 9, 2006;

  •
  our report on Form 8-K filed on November 22, 2006;

  •
  our report on Form 8-K filed on November 9, 2006;

  •
  our report on Form 8-K filed on September 28, 2006;

  •
  our report on Form 8-K filed on August 9, 2006;

  •
  our report on Form 8-K filed on June 27, 2006;

  •
  our report on Form 8-K filed on June 1, 2006;

  •
  our report on Form 8-K filed on May 12, 2006;

  •
  our report on Form 8-K filed on May 3, 2006;

  •
  our report on Form 8-K filed on May 1, 2006;

  •
  our report on Form 8-K filed on March 17, 2006;

  •
  our report on Form 8-K filed on February 17, 2006;

  •
  our report on Form 8-K filed on February 9, 2006;

  •
  our proxy statement filed with our registration statement on Form S-4/A No. 6, registration number 333-131078, filed on May 3, 2006 which includes the historical financial statements of FastChannel Network, Inc.;

  •
  our proxy statement filed on July 18, 2006; and

  •
  all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15 of the Exchange Act (a) after the filing date of the initial registration statement of which this prospectus is a part and before the effectiveness of the registration statement and (b) after the effectiveness of the registration statement and before all of the shares registered under the registration statement are sold.

        You may request a copy of these filings, at no cost, by writing or telephoning us at DG FastChannel, Inc., 750 West John Carpenter Freeway, Suite 700, Irving, Texas 75039, Attention: Corporate Secretary, (972) 581-2000.

        Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

        You should rely only on the information incorporated by reference or provided in this prospectus or any prospectus supplement. We have not authorized any person to provide you with different information. We are not making an offer of these securities in any state where offers are not permitted. You should not assume that the information in this prospectus or any prospectus supplement is accurate as of any time subsequent to the date of this prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  Other Expenses of Issuance and Distribution.

        The following table sets forth the various expenses payable by the Registrant in connection with the sale and distribution of the securities being registered hereby. All amounts are estimated except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$5,000
Printing and engraving expenses	50,000
Accounting fees and expenses	100,000
Legal fees and expenses	170,000
Miscellaneous fees and expenses, including travel	75,000

$400,000

ITEM 15.  Indemnification of Directors and Officers.

        The Registrant's Certificate of Incorporation provides that no director of the Registrant will be personally liable to the Registrant or any of its stockholders for monetary damages arising from the director's breach of fiduciary duty as a director, with certain limited exceptions.

        Pursuant to the provisions of Section 145 of the Delaware General Corporation Law ("DGCL"), every Delaware corporation has the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or is or was serving in such a capacity at the request of the corporation for another corporation, partnership, joint venture, trust or other enterprise, against any and all expenses, judgments, fines and amounts paid in settlement and reasonably incurred in connection with such action, suit or proceeding. The power to indemnify applies only if such person acted in good faith and in a manner such person reasonably believed to be in the best interests, or not opposed to the best interests, of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

        The power to indemnify applies to actions brought by or in the right of the corporation as well, but only to the extent of defense and settlement expenses and not to any satisfaction of a judgment or settlement of the claim itself, and with the further limitation that in such actions no indemnification shall be made in the event of any adjudication of negligence or misconduct unless the court, in its discretion, believes that in light of all the circumstances indemnification should apply.

        The Registrant's Certificate of Incorporation contains provisions authorizing it to indemnify its officers and directors to the fullest extent permitted by the DGCL.

ITEM 16.  Exhibits

5.1	Opinion of Gardere Wynne Sewell LLP*
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Vitale, Caturano & Company, Ltd.
23.4	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)*

*
previously filed

II-1

ITEM 17.  Undertakings

        The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

          (i)    To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

          (ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

          (iii)  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

II-2

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Irving, State of Texas, on this the 4th day of December, 2006.

DG FASTCHANNEL, INC.

By:	/s/ SCOTT K. GINSBURG Scott K. Ginsburg, Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed by the following persons in the capacities indicated on the 4th day of December, 2006.

Name	Title	Date

/s/ SCOTT K. GINSBURG Scott K. Ginsburg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	December 4, 2006
/s/ OMAR A. CHOUCAIR Omar A. Choucair	Director and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	December 4, 2006
* David M. Kantor	Director	December 4, 2006
* Lisa Gallagher	Director	December 4, 2006
* Kevin C. Howe	Director	December 4, 2006
* Anthony J. LeVecchio	Director	December 4, 2006
* William Donner	Director	December 4, 2006
*By:	/s/ OMAR A. CHOUCAIR As attorney-in-fact

INDEX TO EXHIBITS

5.1	Opinion of Gardere Wynne Sewell LLP*
23.1	Consent of KPMG LLP
23.2	Consent of KPMG LLP
23.3	Consent of Vitale, Caturano & Company, Ltd.
23.4	Consent of PricewaterhouseCoopers LLP
24.1	Power of Attorney (included on signature page)*

*
previously filed